November 14, 2024

R. Blake Chatelain
President and CEO
Red River Bancshares, Inc.
1412 Centre Court Drive, Suite 301
Alexandria, LA 71301

       Re: Red River Bancshares, Inc.
           Registration Statement on Form S-3
           Filed November 8, 2024
           File No. 333-283084
Dear R. Blake Chatelain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Clinton H. Smith